Exhibit 99.1

                                                                                                                                          16 Wall Street, 2nd Floor
Madison, Connecticut 06443
203.482.5805direct
                                                                                                                                          info@accretivecapital.com
www.accretivecapital.com

An Open Letter to the Board of Directors of Actions Semiconductor Co., Ltd.

October 9, 2015

Mr. Hsiang-Wei Lee
Mr. Chin-Hsin Chen
Mr. Jun Tse Huang
Mr. Yu-Hsin Lin
Mr. Nan-Horng Yeh
Actions Semiconductor Co., Ltd.
No. 1 Ke Ji Si Road
Technology Innovation Coast of Hi-Tech Zone
Zhuhai, Guangdong, 519085
People’s Republic of China

To the Board of Directors of Actions Semiconductor:

I write to commend you for completing the recent Dutch auction tender offer, announced October 2, 2015. I write also to encourage you, once again, to implement the additional value creating initiatives outlined by Accretive Capital Partners in multiple open letters to you since May 2014.

Accretive Capital made its initial investment in Actions Semiconductor more than eight years ago and has worked hard to be a value-added partner to both the Company and fellow shareholders since that time. We grew to be the largest owners of the Company and have consistently urged the Board to fulfill its fiduciary duties to act in the Company’s best interests.  For seven years, we have advocated more aggressive share repurchases by the Company via a Dutch auction tender offer and, indeed, introduced the Company to the investment advisors who ultimately executed the transaction. While Accretive and its affiliates now hold a smaller stake in the Company, we continue to expect management and the Board to fulfill their fiduciary duties and to do what is right on behalf of all shareholders going forward.

Repurchasing shares that trade at pennies on the dollar of net cash via this recent Dutch auction tender offer has significantly benefited all shareholders. By retiring 24% of the outstanding stock at $2.30/share, the Company’s per-share tangible book value increased from $3.14/share to $3.41/share, or by a very substantial 9%. In comparison to other historical "investments" made by the Actions Board on behalf of shareholders, this is by far among the most profitable. Each repurchased share has delivered an instantaneous 48% return on investment, as measured by the purchase price discount to tangible book value. The table below illustrates the favorable impact of this transaction:

October 9, 2015

Just as per-share tangible book value significantly increases with this transaction, the 24% reduction in share-count amplifies the per-share operating results for Actions. It is now more critical than ever that the Company reins in its outrageous and disproportional research and development expenditures. The Company has stated publicly on every quarterly earnings conference call since the fourth quarter of 2014 that it projects to reduce R&D expense in 2015 to a level below that of 2014—which was an astounding $31.1 million (or 61.9% of 2014 revenue). Nevertheless, Actions has managed to once again outdo itself, spending $31.9 million on R&D (or 62.3% of revenue) for the trailing twelve months. Management and the Board are not fulfilling promises and are neglecting responsibilities entrusted to them by shareholders. This must be corrected immediately and the Company must follow-through with its commitments.

Accretive Capital Partners has worked hard to provide support and advice to management and the Board regarding these value-creating initiatives over the past seven years and, while we are pleased by this second tender offer, much remains to be done.  We strongly urge the Board to continue taking meaningful positive action to enhance shareholder value at Actions Semiconductor. We remind you, once again, that you have a fiduciary duty to act in the Company’s best interests. That being said, ultimately your conscience must guide you to act honorably and with integrity as responsible stewards of shareholder capital.

ACCRETIVE CAPITAL MANAGEMENT, LLC

Regards,

Richard E. Fearon, Jr.
Managing Partner

About Accretive Capital Partners:
Accretive Capital Partners is an investment firm focused on value investing in small and micro-cap public companies where active partnership with management may help to build and unlock shareholder value.

October 9, 2015

With inquiries please contact:
Accretive Capital Management, LLC
16 Wall Street, 2nd Floor
Madison, CT 06443
email:	info@accretivecapital.com
website:	www.accretivecapital.com
phone:	203.794.6360